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                                                               EXHIBIT 99.B10(a)

                          [VEDDER PRICE LETTERHEAD]





                                                             September 22, 1997



Kemper High Yield Fund
222 South Riverside Plaza
Chicago, Illinois  60606

Ladies and Gentlemen:

         Reference is made to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A under the Securities Act of 1933 being filed by Kemper High Yield Fund (the "Fund") in connection with the proposed public offering of units of beneficial interest, no par value ("Shares"), in the Kemper High Yield Opportunity Fund (the "Portfolio").

         We have acted as counsel to the Fund since its inception and in such capacity are familiar with the Fund's organization and have counseled the Fund regarding various legal matters. We have examined such Fund records and other documents and certificates as we have considered necessary or appropriate for the purposes of this opinion. In our examination of such materials, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us.

         Based upon the foregoing and upon the opinion dated September 22, 1997 by Ropes & Gray of Boston, Massachusetts, and assuming that the Fund's Agreement and Declaration of Trust dated October 24, 1985, and amended and restated on May 27, 1994, the By-Laws of the Fund adopted January 28, 1986, the Amended and Restated Written Instrument Establishing and Designating Separate Classes of Shares dated March 9, 1996, the Written Instrument Establishing and Designating New Series dated September 18, 1997, the Written Instrument Establishing and Designating New Series Name dated September 18, 1997 and the Written Instrument Establishing and Designating New Trust Name dated September 18, 1997 are presently in full force and effect and have not been amended in any respect and that the resolutions adopted by the Board of Trustees of the Fund on January 28, 1986 and May 20, 1997 relating to organizational matters, securities matters and the issuance of shares are presently in full force and effect and have not been amended in any respect, we advise you and opine that
(a) the Fund is a legally organized and validly existing voluntary association with transferrable shares under the laws of the Commonwealth of Massachusetts and is authorized to issue an unlimited number of Shares in the Portfolios; and
(b) upon the issuance of the Shares in accordance with the Fund's Agreement and Declaration of Trust and the receipt by the Fund of a purchase price not less than the net asset value per Share, the Shares will be legally issued an outstanding, fully paid and non-assessable (although shareholders








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VEDDER PRICE

Kemper High Yield Fund
September 22, 1997
Page 2


of the Fund may be subject to liability under certain circumstances described in the opinion from Ropes & Gray).


         This opinion is solely for the benefit of the Fund, the Fund's Board of Trustees and the Fund's officers and may not be relied upon by any other person without our prior written consent. We hereby consent to the use of this opinion in connection with said Post-Effective Amendment.



                                        Very truly yours,



                                        /s/ Vedder, Price, Kaufman & Kammholz
                                        ----------------------------------
                                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ